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                                 EXHIBIT (A)(6)
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                              [UNITED FOODS LOGO]

                                  May 20, 1997

Dear Stockholder:

     United Foods, Inc. (the "Company") is offering to purchase up to 1,000,000 shares of its Class A Common Stock, par value $1.00 per share and Class B Common Stock, par value $1.00 per share (the "Shares"), at a price of $2.50 per Share, net to the seller in cash (the "Offer"). The Company will treat the two classes of stock equally for all purposes in connection with the tender offer. The Offer is subject to certain conditions. The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. The instructions on how to tender your Shares are also explained in detail in the enclosed accompanying materials. We encourage you to read these materials carefully.

     On May 16, 1997, the last trading day before the day on which the Company announced its intention to commence the Offer, the closing sales price of the Class A Common Stock was $1 5/8 per share. No sale of Class B Common Stock occurred on May 16, 1997, but the then most recent sale was at $1 9/16 per share on May 15, 1997. Any stockholder whose Shares are purchased in the Offer will not incur the usual transaction cost associated with open market sales.

     The Board of Directors of the Company has approved the making of the Offer. However, neither the Company nor the Board of Directors makes any recommendation to any stockholder as to whether to tender any or all Shares. Stockholders must make their own decision as to whether to tender Shares and, if so, how many Shares to tender.

     We have retained D.F. King & Co., Inc. as our Information Agent to help you respond to the Offer. Please contact them between the hours of 8:00 a.m. and 6:00 p.m., Eastern Time, at their toll free number (1-800-549-6864), if you have any questions. Their representatives will be pleased to answer your questions and can help you complete the enclosed materials.

                                          Very truly yours,
                                          For the Board of Directors,

                                          /s/ JAMES I. TANKERSLEY

                                          James I. Tankersley
                                          Chairman and Chief Executive Officer

[United Foods, Inc., Ten Pictsweet Drive, Bells, TN 38006-0119, (901) 422-7600]